Exhibit 99.25

Section H

QUÉBEC’S FINANCIAL SITUATION

H.1

SUMMARY

Budget 2019-2020 enables the government to specify its fiscal policy directions and announce new initiatives that will benefit all Quebecers.

Québec’s economic and fiscal policy directions include:

—	measures to put money back in the pockets of Quebecers;

—	actions to improve the quality of education and health services;

—	initiatives to increase the potential of the economy;

—	ongoing fiscal balance and continued reduction of the debt;

—	additional public infrastructure investments, in particular for the education, health and transportation sectors;

—	greater transparency in the management of public finances.

Budget 2019-2020 includes:

—	positive adjustments in the financial framework since March 2018;

—	additional investments of $1.4 billion in 2018-2019, $2.3 billion in 2019-2020 and $2.9 billion in 2020-2021 to implement new initiatives;

—	a budgetary surplus of $2.5 billion for 2018-2019 and a balanced budget in 2019-2020;

—	for 2019-2020, growth of 5.1% in the expenditures of the Éducation et Enseignement supérieur portfolio and 5.4% in those of the Santé et Services sociaux portfolio.

In addition, the Québec government is:

—

taking steps to ensure more efficient and more transparent management of public finances, in particular through optimization measures and initiatives to improve performance in the delivery of public services;

—	reiterating its requests concerning federal transfers, in particular with respect to the federal contribution for health care and social programs.

Québec’s
Financial Situation	H.3

1.          QUÉBEC’S FISCAL POLICY DIRECTIONS

[   ]        Québec’s budget for 2019-2020

In 2019-2020, the Québec government’s revenue will stand at $115.6 billion, making it possible to fund:

—	portfolio expenditures, that is, spending for the government’s various functions, totalling $104.0 billion;

—	debt service, totalling $9.0 billion;

—	deposits of dedicated revenues in the Generations Fund, totalling $2.5 billion.

A balanced budget is forecast for 2019-2020.

TABLE H.1

Québec’s budget for 2019-2020
(millions of dollars)
	2019-2020

Consolidated revenue

Own-source revenue	90 714

% change	0.6	(1)

Federal transfers	24 924

% change	6.5

Total consolidated revenue	115 638

% change	1.8

Consolidated expenditure

Portfolio expenditures	–104 038

% change	5.0

Debt service	–8 996

% change	1.1

Total consolidated expenditure	–113 034

% change	4.7

Contingency reserve	–100

SURPLUS(2)	2 504

BALANCED BUDGET ACT

Deposits of dedicated revenues in the Generations Fund	–2 504

BUDGETARY BALANCE(3)	—

(1)

The change amounts to 1.0% in own-source revenue excluding revenue from government enterprises and −5.8% for revenue from government enterprises. The slight variation of 0.6% in own-source revenue is due mainly to the measures implemented in recent years with respect to revenue.

(2)	Balance within the meaning of the Public Accounts.
(3)	Balance within the meaning of the Balanced Budget Act.

Québec’s
Financial Situation	H.5

1.1        Recent developments in the budgetary situation

Positive adjustments have been recorded in the financial framework since March 2018.

A budgetary surplus of $2.5 billion is forecast for 2018-2019.

A balanced budget is forecast for the two subsequent years.

[   ]        Improvement of the budgetary situation since March 2018

The strong economic performance has fostered a more-substantial-than-anticipated increase in tax revenues, generating leeway in the financial framework.

In particular, the Update on Québec’s Economic and Financial Situation, published in December 2018, reported improvements of $3.5 billion in 2018-2019, $1.7 billion in 2019-2020 and $1.4 billion in 2020-2021.

Including the improvements since December 2018, the changes in Québec's economic and budgetary situation generate in the financial framework, after elimination of the use of the stabilization reserve, improvements of $4.2 billion in 2018-2019, $3.1 billion in 2019-2020 and $3.7 billion 2020-2021.

TABLE H.2

Adjustments to the financial framework since March 2018
(millions of dollars)
	2018-2019	2019-2020	2020-2021

BUDGETARY BALANCE(1) – MARCH 2018	—	—	—

Improvements presented in the December 2018 update	3 466	1 742	1 358

Improvements since the publication of the December 2018 update	2 282	2 322	2 787

Elimination of the use of the stabilization reserve	–1 587	–936	–479

Total improvements	4 161	3 128	3 667

December 2018 initiatives	–229	–806	–729

March 2019 initiatives	–1 432	–2 322	–2 937

Total initiatives	–1 661	–3 128	–3 667

BUDGETARY BALANCE(1) – MARCH 2019	2 500	—	—

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.
Québec’s
H-6	Financial Situation

1.1.1        Change in the budgetary balance in 2018-2019

In 2018-2019, the budgetary surplus stands at $2.5 billion.

The Monthly Report on Financial Transactions at December 31, 2018 shows a budgetary surplus of $5.6 billion for the first nine months of 2018-2019.

The decrease in the budgetary balance over the last three months of the fiscal year is due to:

—

an anticipated slowdown in the growth of own-source revenue which, coupled with an anticipated acceleration in the growth of portfolio expenditures, will contribute to reducing the surplus by $1.4 billion from January to March 2019;

—	the initiatives announced in the December 2018 Update on Québec’s Economic and Financial Situation, for which a balance of $204 million is still to be recorded;

—	the targeted, non-recurring initiatives totalling $1.4 billion in order to improve public services and increase the potential of the economy, announced in Budget 2019-2020.

TABLE H.3

Change in the budgetary balance, 2018-2019
(millions of dollars)
2018-2019

MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT DECEMBER 31, 2018 (1)	5 571

UPCOMING RESULTS FOR JANUARY TO MARCH 2019

Results related to the economic and budgetary situation

– Own-source revenue excluding revenue from government enterprises	–362

– Results of bodies and funds	–418

– Expenditure and other revenue(2)	–656

Subtotal	–1 435

Balance of the initiatives of the December 2018 update still to be implemented	–204

Targeted initiatives for improving public services and increasing the potential of the economy - March 2019

– Improving the quality of education and health services	–90

– Increasing the potential of the economy	–357

– Acting for the environment	–51

– Supporting communities and other initiatives	–935

Subtotal	–1 432

TOTAL	–3 071

BUDGETARY BALANCE(1) – MARCH 2019	2 500

Note: Totals may not add due to rounding.
(1) Budgetary balance within the meaning of the Balanced Budget Act.
(2) In particular, program spending and revenue from government enterprises.

Québec’s
Financial Situation	H-7

[   ]        Targeted initiatives in 2018-2019

As of 2018-2019, the government is investing additional sums mainly by implementing targeted, non-recurring measures.

•	Improving the quality of education and health services

The government is in favour of peoples’ lifelong autonomy. Therefore, as of 2018-2019, it is investing $80.0 million to offer more hours of home care and support services and develop social geriatrics, which will help to fight the social isolation of seniors, as well as $9.5 million to fund research on Alzheimer’s disease.

•	Increasing the potential of the economy

To increase the potential of the economy as of 2018-2019, the government is:

—	allocating $220.0 million to develop strategic sites for innovative businesses;

—	allocating $7.5 million to support the activities of Génome Québec, which target the development and excellence of genomics research;

—	investing $2.1 million in marine biotechnologies, through support for the Quebec consortium for industrial bioprocess research and innovation;

—	supporting four major initiatives in artificial intelligence by granting:

—	$35.0 million to IVADO LABS for the implementation of projects in Québec using artificial intelligence applications in all industrial sectors,

—	$15.0 million to SCALE.AI for the implementation of industrial projects in Québec that optimize supply chains through artificial intelligence,

—	$32.5 million to MILA to support its operations and the development of the artificial intelligence cluster in Québec,

—	$17.5 million to PROMPT-QUÉBEC to support businesses in collaborative projects in the field of artificial intelligence;

—	investing $10.0 million to enhance the Sainte-Anne-de-Beaupré wharf, which will revitalize the municipality’s commercial core;

—	allocating $7.5 million for the QcRail project to study the feasibility of extending the railway network between Dolbeau-Mistassini and Baie-Comeau, particularly for exporting businesses;

—	providing $4.0 million in assistance to agencies that support funding for entrepreneurship;

—	enhancing by $1.0 million the local projects funding program to rapidly finance a large number of projects in all regions of Québec;

—	awarding $3.0 million to help print media companies cover their selective collection costs;
Québec’s
H-8	Financial Situation

TABLE H.4

Targeted initiatives in 2018-2019
(millions of dollars)
2018-2019
Improving the quality of education and health services	–89.5
– Strengthening home care and support services	–80.0
– Funding research on Alzheimer’s disease	–9.5
Increasing the potential of the economy	–356.6
– Developing strategic sites for innovative businesses	–220.0
– Increasing genomics research	–7.5
– Providing support for the Quebec consortium for industrial bioprocess research and innovation	–2.1
– IVADO LABS	–35.0
– SCALE.AI	–15.0
– MILA	–32.5
– PROMPT-QUÉBEC	–17.5
– Enhancing the Sainte-Anne-de-Beaupré wharf	–10.0
– Supporting the QcRail project	–7.5
– Providing assistance to entrepreneurship support agencies	–4.0
– Enhancing the local projects funding program	–1.0
– Supporting the print media sector	–3.0
– Providing funding for the Centre for Productivity and Prosperity of HEC Montréal	–1.5
Acting for the environment	–50.7
– Maintaining Québec’s capacity to fight forest fires	–42.0
– Supporting international cooperation for ensuring sustainable development and combating climate change	–8.7
Supporting communities and other initiatives	–935.2
– Support in building AccèsLogis Québec housing units not completed	–72.8
– Support for the Montréal Reflex framework agreement	–70.0
– Support for municipalities for the regulation of cannabis	–20.0
– Reduction of the cost of living in Nunavik	–51.6
– Subsidy for the Québec airport	–2.8
– Support for paratransit	–52.0
– Government assistance program for public passenger transit	–11.7
– Assistance program for public transit development	–65.2
– Assistance for maintaining local road networks	–78.7
– Subsidy for the Autorité régionale de transport métropolitain (ARTM)	–99.0
– REM - Transitional mitigation network	–156.0
– Support for modernization of the taxi industry	–250.0
– Gradual elimination of the additional contribution for childcare	–5.4
TOTAL	–1 432.0

Québec’s
Financial Situation	H-9

—	allocating $1.5 million to fund the research activities of the Centre for Productivity and Prosperity of HEC Montréal.

•	Acting for the environment

To act for the environment, the government will, as of 2018-2019:

—	invest $42.0 million to upgrade its water-bomber fleet;

—	enhance by $8.7 million its contribution to international cooperation for, in particular, ensuring sustainable development and combating climate change.

•	Supporting communities and other initiatives

To support communities, the government is:

—	allocating $72.8 million for the construction of previously announced housing units under the AccèsLogis Québec program for the Ville de Montréal;

—	transferring $70.0 million to the Ville de Montréal to support its economic development under the Montréal Reflex agreement;

—	transferring $20.0 million in support to municipalities for the regulation of cannabis;

—	providing $51.6 million for the renewal of the Agreement on the Financing of Measures to Reduce the Cost of Living in Nunavik.

Québec also has substantial transportation needs. Therefore, the government is acting quickly to:

—

provide transit bodies and municipalities with $309.4 million in support through, in particular, assistance programs for paratransit, public transit and maintenance of local road networks, as well as a subsidy to the Autorité régionale de transport métropolitain (ARTM);

—	ensure funding for temporary services during construction work on the Réseau express métropolitain (REM) thanks to a sum of $156.0 million;

—	support modernization of the taxi industry thanks to a sum of $250 million.

The additional contribution for childcare will start to be gradually eliminated in 2019, with a reduction of $0.70 per day in the contribution. This initiative will enable the government to put $5.4 million back in the pockets of Quebecers in 2018-2019.

Québec’s
H-10	Financial Situation

Budgetary surpluses tied to strong revenue performance
in the last two years

In the last four years, surpluses amounting to roughly $2.4 billion have been recorded. That represents just over 2% of the government’s annual budget.

–

Whereas the surpluses in 2015-2016 and 2016-2017 were mainly attributable to lower-than-expected spending, the surpluses in the last two years stem primarily from the strong performance of government revenue.

In 2015-2016 and 2016-2017, the differences in expenditure were $2.1 billion and $1.6 billion, respectively. The differences in revenue for the same two years were −$37 million and $318 million, respectively.

The budgetary surpluses in 2017-2018 and 2018-2019 stem primarily from an average adjustment of about $3.0 billion resulting from increases in the tax revenues for the government’s main sources of own-source revenue, associated with the steady economic growth.

–	The minor differences in expenditure in the last two years are largely due to the implementation of targeted initiatives aimed at improving public services and supporting the economy.

–	Improvements in 2018-2019 have also made it possible to avoid using $1.6 billion from the stabilization reserve as projected in the March 2018 budget.

This budget is reinvesting the recurring share of improvements in revenue, amounting to roughly $2.5 billion, starting in 2019-2020.

Differences in the budgetary balance, 2015-2016 to 2018-2019
(millions of dollars)
	2015-	2016-	2017-	2018-
	2016	2017	2018	2019

Revenue	–37	318	2 096	3 960

Portfolio expenditures(1) and debt service	2 095	1 616	231	742

Other adjustments affecting the budgetary balance	133	427	295	–615

Elimination of the stabilization reserve	—	—	—	–1 587

Budgetary balance(2)	2 191	2 361	2 622	2 500

Note: The differences in the budgetary balance correspond to differences between the initial budget forecasts and the results in the Public Accounts. For 2018-2019, the Budget 2018-2019 forecasts are compared with those of Budget 2019-2020.
(1)

The differences in expenditure take into account the implementation of targeted initiatives amounting to $2 199 million in 2017-2018 and $1 617 million in 2018-2019 (initiatives totaling $1 661 million minus $44 million in revenue).

(2)	Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s
Financial Situation	H-11

1.1.2    Main adjustments to the financial framework

[ ]	Adjustments related to the economic and budgetary situation

The adjustments attributable to the economic and budgetary situation are explained by, in particular:

—	an increase of $3.5 billion in own-source revenue excluding revenue from government enterprises in 2018-2019, $2.6 billion in 2019-2020 and $2.7 billion in 2020-2021:

—

tax revenue, which includes, among other things, personal income tax and corporate taxes, is adjusted upward by over $2 billion a year owing to the recurrence of the more-favourable-than-anticipated results for 2017-2018,

—

other revenue is adjusted upward by $1.1 billion in 2018-2019, $120 million in 2019-2020 and $10 million in 2020-2021. These adjustments are explained in part by the higher-than-anticipated results for carbon market auctions and an upward adjustment of $586 million in the investment income of the Generations Fund in 2018-2019;

—

an increase of $741 million in revenue from government enterprises in 2018-2019, $208 million in 2019-2020 and $131 million in 2020-2021, because of, in particular, an increase in the results of Hydro-Québec in 2018-2019 related to the cold weather in recent months and an extraordinary gain tied to the partial disposal of the TM4 subsidiary;

—

a decline of $263 million in revenue from federal transfers in 2018-2019 and an increase of $160 million in 2019-2020 and $304 million in 2020-2021, attributable in part to the signing of the Integrated Bilateral Agreement (IBA) on the federal infrastructure plan, Investing in Canada;

—

a reduction of $1.9 billion in portfolio expenditures in 2018-2019, which is explained essentially by the more-gradual-than-expected implementation of certain infrastructure projects, in particular by the Land Transportation Network Fund and the Société de financement des infrastructures locales du Québec. The increase of $232 million in 2020-2021 results primarily from the signing with the federal government of the agreement on the infrastructure plan, Investing in Canada, in particular for public transit projects;

—	a decline of $441 million in debt service in 2018-2019, $83 million in 2019-2020 and $127 million in 2020-2021 owing, in particular, to the lower-than-forecast interest rates.
Québec’s
H-12	Financial Situation

TABLE H.5

Adjustments to the financial framework since March 2018
(millions of dollars)
	2018-2019	2019-2020	2020-2021
BUDGETARY BALANCE(1) – MARCH 2018	—	—	—

ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue
from government enterprises
– Tax revenue	2 429	2 454	2 692
– Other revenue	1 097	120	10
Subtotal	3 526	2 574	2 702
Revenue from government enterprises	741	208	131
Federal transfers	–263	160	304
Portfolio expenditures	1 878	3	–232
Debt service	441	83	127
Deposits of dedicated revenues in the Generations Fund	–615	203	307
Elimination of the use of the stabilization reserve	–1 587	–936	–479
Subtotal	4 121	2 295	2 860

OPTIMIZATION MEASURES
Additional effort from government enterprises	—	100	150
Elimination of the debt service reserve	—	150	150
Savings generated by accelerated debt repayment	40	193	117
Efficient expenditure management	—	390	390
Subtotal	40	833	807

TOTAL IMPROVEMENTS	4 161	3 128	3 667

MARCH 2019 INITIATIVES
Putting money back in the pockets of Quebecers	–5	–271	–419
Improving the quality of education and health services	–90	–1 031	–1 164
Increasing the potential of the economy	–357	–505	–679
Acting for the environment	–51	–395	–491
Supporting communities	–930	–105	–162
Other	—	–15	–22
Subtotal	–1 432	–2 322	–2 937

DECEMBER 2018 INITIATIVES	–229	–806	–729
TOTAL INITIATIVES	–1 661	–3 128	–3 667
BUDGETARY BALANCE(1) – MARCH 2019	2 500	—	—

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.

Québec’s
Financial Situation	H-13

[ ]	Optimization measures

The government has pledged to manage taxes paid by taxpayers in a disciplined manner, in particular by implementing measures to improve efficiency and productivity in its public service offering. To that end, the financial framework provides for optimization measures of $833 million in 2019-2020 and $807 million in 2020-2021.

These optimization measures are as follows:

—	the additional effort from government enterprises, reaching $100 million in 2019-2020 and $150 million in 2020-2021;

—	elimination of the debt service reserve of $150 million in 2019-2020 and 2020-2021;

—	savings of $193 million in 2019-2020 and $117 million in 2020-2021 arising from accelerated debt repayment;

—	spending management efficiencies leading to savings of $390 million in 2019-2020 and 2020-2021.

[ ]	Initiatives

The improvements in the financial framework are being reinvested to implement strategic initiatives for improving the quality of life of Quebecers and increase the potential of Québec’s economy.

These initiatives provide for additional investments to, in particular:

—	put money back in the pockets of families;

—	offer quality education and health services;

—	increase the potential of the economy;

—	act for the environment;

—	support communities.

The additional investments announced in Budget 2019-2020 amount to $1.4 billion in 2018-2019, $2.3 billion in 2019-2020 and $2.9 billion in 2020-2021.

These investments are in addition to those announced in the December 2018 Update on Québec’s Economic and Financial Situation, that is, $229 million in 2018-2019, $806 million in 2019-2020 and $729 million in 2020-2021.

Québec’s
H-14	Financial Situation

Adjustments to the financial framework since December 2018

The acceleration in the economy has led to positive adjustments to the financial framework for 2018-2019 and subsequent years relative to the data presented in the December 2018 Update on Québec’s Economic and Financial Situation.

–	Overall, adjustments related to the economic and budgetary situation total $2.3 billion in 2018-2019, $1.7 billion in 2019-2020 and $2.1 billion in 2020-2021.

The improvements in the financial framework are enabling the government to fund initiatives totalling $1.4 billion in 2018-2019, $2.3 billion in 2019-2020 and $2.9 billion in 2020-2021.

Adjustments to the financial framework since December 2018
(millions of dollars)
	2018-2019	2019-2020	2020-2021
BUDGETARY BALANCE(1) – DECEMBER 2018	1 650	—	150
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue
from government enterprises	1 242	1 068	1 224
Revenue from government enterprises	433	113	89
Federal transfers	–588	–291	86
Portfolio expenditures	1 217	722	488
Debt service	233	75	207
Deposits of dedicated revenues in the Generations Fund	–255	–5	3
Subtotal	2 282	1 682	2 097
OPTIMIZATION MEASURES
Additional effort from government enterprises	—	100	150
Elimination of the debt service reserve	—	150	150
Spending management efficiencies	—	390	390
Subtotal	—	640	690
TOTAL IMPROVEMENTS	2 282	2 322	2 787

MARCH 2019 INITIATIVES
Putting money back in the pockets of Quebecers	–5	–271	–419
Improving the quality of education and health services	–90	–1 031	–1 164
Increasing the potential of the economy	–357	–505	–679
Acting for the environment	–51	–395	–491
Supporting communities	–930	–105	–162
Other	—	–15	–22
TOTAL INITIATIVES	–1 432	–2 322	–2 937
BUDGETARY BALANCE(1) – MARCH 2019	2 500	—	—

Note: Totals may not add due to rounding.
(1) Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s
Financial Situation	H-15

Recap of the December 2018 initiatives

In the December 2018 Update on Québec’s Economic and Financial Situation, the government announced additional initiatives totaling $229 million in 2018-2019, $806 million in 2019-2020 and $729 million in 2020-2021.

These initiatives provide for additional investments to:

–	further support families through the payment of a more generous family allowance and a freeze on the additional contribution for childcare;

–	introduce an assistance amount for low-income seniors aged 70 or over;

–	incentivize businesses to invest more thanks to initiatives aimed at accelerating the depreciation of businesses following the initiatives announced by the federal government;

–	encourage the acquisition of electric vehicles through additional funding for rebate programs for the purchase of new or used vehicles.

December 2018 initiatives
(millions of dollars)
	2018-2019	2019-2020	2020-2021

Further support for families	–62	–251	–259

Introduction of the senior assistance amount	–102	–108	–114

Acceleration of business investment	–44	–448	–357

Encouragement of acquisition of electric vehicles	–21	—	—

TOTAL	–229	–806	–729

Note: Totals may not add due to rounding.

Québec’s
H-16	Financial Situation

1.2       Budgetary outlook

This subsection presents Québec's budgetary outlook for the years 2018-2019 to 2023-2024.

—	The government forecasts a balanced budget from 2019-2020 to 2021-2022, and small surpluses in 2022-2023 and 2023-2024.

1.2.1      Five-year financial framework

Consolidated revenue amounts to $115.6 billion in 2019-2020, with growth of 1.8% .1 In 2020-2021, it will grow by 3.2% .

Consolidated expenditure amounts to $113.0 billion in 2019-2020, with growth of 4.7% . In 2020-2021, it will grow by 3.2% .

The financial framework provides for a contingency reserve of $100 million per year as of 2019-2020.

Deposits of dedicated revenues in the Generations Fund amount to $2.5 billion in 2019-2020 and will reach $2.7 billion in 2020-2021.

______________________
1

This growth is explained in particular by the impact of the measures announced in previous publications and Budget 2019-2020, which affect mainly corporate taxes, personal income tax and the school property tax.

Québec’s
Financial Situation	H-17

Shares of revenue and expenditure in the economy

The shares of government revenue and expenditure in the economy generally follow similar paths.

From 2008-2009 to 2013-2014, the share of expenditure in the economy exceeded that of revenue owing to deficits. The share of expenditure rose steadily until 2013-2014, when it reached 26.1% .

From 2014-2015 to 2018-2019, the share of revenue exceeded that of expenditure because of the budgetary surpluses recorded and efforts to reduce the debt through deposits of dedicated revenues in the Generations Fund.

In 2019-2020, the share of expenditure will rise to 25.1% of GDP. This increase reflects the investments made by the government to implement its priorities.

In subsequent years, the difference between the shares of revenue and expenditure as a percentage of GDP will hold steady within nearly 1 percentage point, mainly as a result of debt reduction efforts.

Québec’s
H-18	Financial Situation

TABLE H.6
Consolidated financial framework, 2018-2019 to 2023-2024
(millions of dollars)
	2018-	2019-	2020-	2021-	2022-	2023-
	2019-	2020-	2021-	2022-	2023-	2024-

Consolidated revenue

Personal income tax	31 254	32 498	33 959	35 329	36 679	38 113

Contributions for health services	6 413	6 596	6 768	6 927	7 096	7 273

Corporate taxes	9 036	8 516	8 743	9 111	9 299	9 515

School property tax	1 877	1 553	1 556	1 637	1 723	1 805

Consumption taxes	21 148	21 864	22 339	22 825	23 445	24 089

Duties and permits	4 178	4 229	4 298	4 359	4 442	4 544

Miscellaneous revenue	11 167	10 680	11 059	11 547	11 982	12 365

Government enterprises	5 073	4 778	5 067	5 299	5 777	6 191

Own-source revenue	90 146	90 714	93 789	97 034	100 443	103 895

% change	4.9	0.6	3.4	3.5	3.5	3.4

Federal transfers	23 411	24 924	25 600	25 950	26 589	27 251

% change	4.1	6.5	2.7	1.4	2.5	2.5

Total consolidated revenue	113 557	115 638	119 389	122 984	127 032	131 146

% change	4.8	1.8	3.2	3.0	3.3	3.2

Consolidated expenditure

Portfolio expenditures	–99 052	–104 038	–107 467	–110 645	–113 911	–117 287

% change	5.1	5.0	3.3	3.0	3.0	3.0

Debt service	–8 899	–8 996	–9 138	–9 292	–9 661	–9 727

% change	–3.7	1.1	1.6	1.7	4.0	0.7

Total consolidated expenditure	–107 951	–113 034	–116 605	–119 937	–123 572	–127 014

% change	4.3	4.7	3.2	2.9	3.0	2.8

Contingency reserve	—	–100	–100	–100	–100	–100

SURPLUS	5 606	2 504	2 684	2 947	3 360	4 032

BALANCED BUDGET ACT

Deposits of dedicated revenues in the Generations Fund	–3 106	–2 504	–2 684	–2 947	–3 260	–3 582

BUDGETARY BALANCE(1)	2 500	—	—	—	100	450

(1) Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s
Financial Situation	H-19

[ ]	Stabilization reserve

Under the Balanced Budget Act, a recorded surplus, that is, a budgetary balance that is greater than zero, must be allocated to the stabilization reserve.

—	As at March 31, 2019, the stabilization reserve will amount to $9.7 billion.

TABLE H.7

Stabilization reserve
(millions of dollars)
	Balance,			Balance,
Fiscal year	beginning of year	Allocations	Uses	end of year

2015-2016	—	2 191	—	2 191

2016-2017	2 191	2 361	—	4 552

2017-2018	4 552	2 622	—	7 174

2018-2019	7 174	2 500	—	9 674

[ ]	Margins of prudence

The stabilization reserve as at March 31, 2019 and all the provisions included in the financial framework will make it possible to cover risks that could influence the financial framework and to thus respond to an unexpected decline in revenue or increase in expenditure of $11.2 billion.

TABLE H.8

Margins of prudence
(millions of dollars)
	2019-	2020-	2021-	2022-	2023-
	2020-	2021-	2022-	2023-	2024-	Total

Contingency reserve	100	100	100	100	100	500

Contingency Fund reserve	200	200	200	200	200	1 000

Subtotal - Reserves	300	300	300	300	300	1 500

Stabilization reserve as at March 31, 2019						9 674

TOTAL	300	300	300	300	300	11 156
Québec’s
H-20	Financial Situation

The importance of maintaining a stabilization reserve:
illustration of the impact of a recession

Past experience shows that Québec is not shielded from events that could impact its financial framework, such as an economic downturn.

An analysis of historical data indicates that, in Québec, an average recession could lead to a −3.3 -percentage-point adjustment of nominal GDP in the first year the effect is felt and a −0.8 -percentage-point adjustment the year after relative to a reference scenario. Given that economic recovery usually follows a slowdown, nominal GDP would be adjusted upward as of the third year.

The impact of such a downturn on the government's own-source revenue could lead to a revenue loss of approximately $8.1 billion over five years, before the return to pre-recession levels.

The stabilization reserve can thus be used as a management tool to offset this loss of revenue.

Note:

Own-source revenue generally grows at a pace comparable with that of the economy, given the direct link between tax bases and nominal GDP. According to a sensitivity analysis by the Ministère des Finances, a variation of 1 percentage point in nominal GDP has an impact of about $750 million on own-source revenue. During an economic downturn, the change in own-source revenue is generally more pronounced than the change in nominal GDP.

Québec’s
Financial Situation	H-21

Stabilization reserve:
a multi-year budget planning tool

Under the Balanced Budget Act, a recorded surplus, that is, a budgetary balance that is greater than zero, is automatically allocated to the stabilization reserve.

This reserve facilitates the government’s multi-year budget planning, for it can be used in the event of an overrun, that is, a budgetary balance of less than zero. It thus helps to keep the budget balanced.

For example, during an economic slowdown, the reserve can be used by the government to balance the budget, without requiring additional actions such as spending reductions or revenue increases.

The stabilization reserve reduces borrowings, but it is not money in the bank

The reserve acts like a counter made up of surpluses achieved, but it does not consist of surplus cash. In other words, the stabilization reserve is not money in the bank. Budgetary surpluses are not kept in a bank account to offset possible deficits. These surpluses are used during the year to reduce the government’s debt on financial markets.

For example, the $2 622-million surplus achieved in 2017-2018, which had been allocated to the stabilization reserve, reduced the gross debt by the same amount.

Should the government use the stabilization reserve to balance the budget, the amount corresponding to the overrun would have to be borrowed, leading to an increase in the gross debt as illustrated in the following chart.

Québec’s
H-22	Financial Situation

1.2.2    Expenditures by departmental portfolio

The expenditures of a departmental portfolio include the expenditures of entities under the responsibility of a minister, as well as tax-funded expenditures that correspond to the area covered by the portfolio.

—	The portfolios that have the highest level of spending are Éducation et Enseignement supérieur and Santé et Services sociaux.

Portfolio expenditures are expected to grow by 5.1% in 2018-2019, 5.0% in 2019-2020 and 3.3% in 2020-2021. More specifically:

—	spending growth in the Éducation et Enseignement supérieur portfolio amounts to 5.0% in 2018-2019 and 5.1% in 2019-2020;

—	spending growth in the Santé et Services sociaux portfolio amounts to 4.7% in 2018-2019 and 5.4% in 2019-2020;

—	spending growth in the other portfolios stands at 5.7% in 2018-2019 and 4.5% in 2019-2020.

TABLE H.9

Expenditures by departmental portfolio
(millions of dollars)
	2018-2019	2019-2020	(1)	2020-2021	2021-2022

Éducation et Enseignement

supérieur	23 261	24 436		25 340	26 325

% change	5.0	5.1		3.7	3.9

Santé et Services sociaux	43 101	45 433		47 277	49 194

% change	4.7	5.4		4.1	4.1

Other portfolios(2)	32 690	34 169		34 850	35 126

% change	5.7	4.5		2.0	0.8

TOTAL	99 052	104 038		107 467	110 645

% change	5.1	5.0		3.3	3.0

Note: Totals may not add due to rounding.

(1)	The breakdown of expenditures in 2019-2020 for all of the portfolios is presented in Appendix 1.
(2)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.

Québec’s
Financial Situation	H-23

Shortfall to be offset in portfolio expenditures – Budget 2019-2020

Based on the financial framework of Budget 2019-2020, after inclusion of the new measures announced, the shortfall between the cost of renewing government programs and the spending objectives set will stand at $469 million in 2020-2021 and $458 million in 2021-2022.

Shortfall to be offset in portfolio expenditures – Budget 2019-2020
(millions of dollars)
	2019-2020	2020-2021	2021-2022

Cost of renewing government programs	104 038	107 936	111 103

Portfolio spending objectives	104 038	107 467	110 645

SHORTFALL TO BE OFFSET	—	469	458

Sources : Secrétariat du Conseil du trésor and Ministère des Finances.

Québec’s
H-24	Financial Situation

[ ]	Expenditures of the Éducation et Enseignement supérieur portfolio

The expenditures of the Éducation et Enseignement supérieur portfolio are allocated primarily to the activities of educational institutions (school boards, CEGEPS, universities, private educational institutions, government schools). This portfolio also includes student financial assistance as well as programs to promote recreation and sports activities.

These expenditures are funded mainly through income taxes and general taxes, but also through other revenue sources such as the school property tax and tuition fees.

Spending of the Éducation et Enseignement supérieur portfolio will stand at $24.4 billion in 2019-2020, $25.3 billion in 2020-2021 and $26.3 billion in 2021-2022.

—	Spending growth in the Éducation et Enseignement supérieur portfolio amounts to 5.1% in 2019-2020, 3.7% in 2020-2021 and 3.9% in 2021-2022.

TABLE H.10

Expenditures of the Éducation et Enseignement supérieur portfolio
(millions of dollars)
	2018-2019	2019-2020	2020-2021	2021-2022

Program spending(1)	19 455	20 897	21 768	22 697

Other spending(2)	3 806	3 539	3 572	3 628

TOTAL	23 261	24 436	25 340	26 325

% change	5.0	5.1	3.7	3.9

(1)	This spending corresponds to departmental expenditures funded mainly through income tax and other general taxes.
(2)	This spending corresponds to entities’ expenditures funded through their own revenue and to tax-funded expenditures

Québec’s
Financial Situation	H-25

[ ]	Expenditures of the Santé et Services sociaux portfolio

The expenditures of the Santé et Services sociaux portfolio consist mainly of the activities of the health and social services network and programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other health-related government bodies, such as Héma-Québec.

These expenditures are funded mainly through income taxes and general taxes, but also through other revenue sources such as the contributions of adults residing in residential and long-term care centres or insurance premiums under the Public Prescription Drug Insurance Plan.

Spending for the Santé et Services sociaux portfolio will stand at, $45.4 billion in 2019-2020, $47.3 billion in 2020-2021 and $49.2 billion in 2021-2022.

—	Spending growth in the Santé et Services sociaux portfolio amounts to 5.4% in 2019-2020 and 4.1% in 2020-2021 and in 2021-2022.

TABLE H.11

Expenditures of the Santé et Services sociaux portfolio
(millions of dollars)
	2018-2019	2019-2020	2020-2021	2021-2022

Program spending(1)	38 609	40 824	42 547	44 410

Other spending(2)	4 492	4 609	4 730	4 784

TOTAL	43 101	45 433	47 277	49 194

% change	4.7	5.4	4.1	4.1

(1)	This spending corresponds to departmental expenditures funded mainly through income tax and other general taxes.
(2)	This spending corresponds to entities’ expenditures funded through their own revenue and to tax-funded expenditures.
Québec’s
H-26	Financial Situation

1.3	Public capital investments

To meet Québec’s significant public infrastructure needs, the government is announcing a $15.0 -billion increase in investments under the 2019-2029 Québec Infrastructure Plan (QIP) that will serve primarily to maintain the service offering.

—	The 2019-2029 QIP thus amounts to $115.4 billion.

TABLE H.12
Investments under the 2019-2029 Québec Infrastructure Plan
(billions of dollars)
2019-2029

Investments under the 2018-2028 QIP	100.4

Increase in investments	15.0

INVESTMENTS UNDER THE 2019-2029 QIP	115.4

The increase means that, from now until 2028-2029, the government will be injecting over $11 billion a year, on average, in Québec’s infrastructure to, in particular:

—	maintain and restore road infrastructure;

—	provide students and teachers with healthy and safe educational settings.

This increase will also improve the public infrastructure offering through the gradual rolling out of kindergarten classes for 4-year-olds and seniors’ homes, as well as the establishment of a new road link between Québec and Lévis.

Québec’s
Financial Situation	H-27

Major investments to improve the quality of public infrastructure

The Québec government owns or funds a large infrastructure inventory evaluated at over $400 billion, including:

–	nearly 28 000 buildings;

–	some 9 700 bridges and overpasses and nearly 31 000 km of roads;

–	over 94 000 km of drinking water, wastewater and storm water networks.

Most of this infrastructure has been assessed to be in good condition

To ensure that its infrastructure is safe and of good quality, the government monitors its condition closely and publishes a condition index every year in its Annual Management Plans for Public Infrastructure Investments (AMPPII).

–	The 2019-2020 AMPPIIs present a condition assessment for 79% of the government’s asset inventory.

In the case of the infrastructure assessed to date, the AMPPIIs confirm that most of it, that is, 68%, is in good condition (A, B and C), with an average condition index of C. However, 32% is in unsatisfactory condition (D and E), including:

–	54% of the infrastructures in the education sector;

–	50% of roadways and 47% of road network structures.

79% of the asset maintenance deficit is being covered

Inspections of public infrastructure owned by the government have made it possible to estimate the asset maintenance deficit at $24.6 billion in 2019. This estimate corresponds to the investments needed to restore infrastructure with a condition index of D and E above the condition threshold.

–	Relative to March 2018, the asset maintenance deficit has increased by $3.8 billion not only on account of the infrastructure’s natural deterioration, but also because of new inspections.

–

The 2019-2029 QIP provides $19.4 billion to eliminate the asset maintenance deficit, in particular by replacing the most obsolete infrastructures. An important share of the asset maintenance deficit, that is, 79%, is thus being covered.

Priority is being given to investments based on infrastructure sustainability

To meet Québec’s significant public infrastructure needs, the government is announcing a $15.0 -billion increase in investments so as to raise the 2019-2029 QIP to $115.4 billion.

–

As a result of this increase, it will be possible to make up for the accumulated investment delays for infrastructures that are in poor condition, provide for a recurring level of investment in asset maintenance that will foster the infrastructure’s sustainability and support its development.

–	Without these additional investments of $15.0 billion, the asset maintenance deficit would have increased more than it did.

In the coming years, the government will continue to take steps to improve the quality of public infrastructure in Québec. To that end, it has pledged to raise to $7.0 billion the average annual investment over five years provided for maintaining the service offering between now and the 2022-2032 QIP.

Québec’s
H-28	Financial Situation

[ ]	Contribution of partners

In addition to the $115.4 -billion injection into the 2019-2029 QIP by the Québec government, the government’s various partners will contribute a total of $29.2 billion, including $4.3 billion in 2019-2020, for projects under the QIP.

Accordingly, infrastructure investments for projects under the QIP will total $144.6 billion over the next ten years, $15.3 billion of which will be in 2019-2020.

TABLE H.13

Infrastructure investments, 2019-2029
(billions of dollars)
	2019-2020	2019-2029

2019-2029 QIP	11.0	115.4

Contribution of partners(1)

– Federal government	2.1	16.5

– Other partners	2.2	12.7

Total – Contribution of partners	4.3	29.2

TOTAL	15.3	144.6

(1) Federal government, municipalities and other partners.

The federal government will contribute $16.5 billion to Québec’s infrastructure projects over ten years. This funding, which will be in addition to the investments planned under the QIP, comes from a sum of $7.5 billion allocated under the integrated bilateral agreement signed on June 6, 2018 and a sum of $9.0 billion under previous infrastructure plans, such as phase 1 of the plan, Investing in Canada, and the 2014-2024 Building Canada Plan.

Québec’s
Financial Situation	H-29

2.	REVENUE AND EXPENDITURE FORECASTS

The Québec Budget Plan – March 2019 presents the detailed change in consolidated revenue and expenditure:

—	detailed adjustments for 2018-2019 since March 2018;

—	the outlook over three years, that is, from 2018-2019 to 2020-2021;

—	the risks associated with the forecasts and a sensitivity analysis by source of revenue and by type of expenditure.

[ ]	Detailed adjustments to the financial framework since March 2018

The adjustments to the financial framework since March 2018 keep the budget balanced.

The economic and budgetary situation leads to a $4.2 -billion positive adjustment of the budgetary balance in 2018-2019. This improvement makes it possible to fund targeted, non-recurring initiatives totalling $1.7 billion for improving public services and increasing the potential of the economy.

A budgetary surplus of $2.5 billion results from these adjustments for 2018-2019.

Québec’s
Financial Situation	H-31

TABLE H.14

Adjustments to the financial framework since March 2018
(millions of dollars)
		2018-2019
	March 2018	Adjustments			March 2019
		Economic and
		budgetary		Total
		situation(1)	Initiatives	adjustments

Own-source revenue

Tax revenue	67 343	2 429	–44	2 385	69 728

Other revenue	14 248	1 097	—	1 097	15 345

Subtotal	81 591	3 526	–44	3 482	85 073

% change					5.3

Revenue from government enterprises	4 332	741	—	741	5 073

% change					–0.4

Total	85 923	4 267	–44	4 223	90 146

% change					4.9

Federal transfers	23 674	–263	—	–263	23 411

% change					4.1

Consolidated revenue	109 597	4 004	–44	3 960	113 557

% change					4.8

Portfolio expenditures	–99 313	1 878	–1 617	261	–99 052

% change					5.1

Debt service	–9 380	481	—	481	–8 899

% change					–3.7

Consolidated expenditure	–108 693	2 359	–1 617	742	–107 951

% change					4.3

SURPLUS	904	6 363	–1 661	4 702	5 606

BALANCED BUDGET ACT

Deposits of dedicated revenues in the Generations Fund	–2 491	–615	—	–615	–3 106

Use of the stabilization reserve	1 587	–1 587	—	–1 587	—

BUDGETARY BALANCE(2)	—	4 161	–1 661	2 500	2 500

Note: Totals may not add due to rounding.

(1)	The adjustments to the economic and budgetary situation include optimization measures.
(2)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.
Québec’s
H-32	Financial Situation

2.1	Change in revenue

Consolidated revenue encompasses own-source revenue, including revenue from government enterprises, as well as federal transfers.

Consolidated revenue totals $113.6 billion in 2018-2019, that is, $90.1 billion in own-source revenue and $23.4 billion from federal transfers.

—	Consolidated revenue is adjusted upward by $4.0 billion compared with the March 2018 forecast.

Revenue growth is expected to be 4.8% in 2018-2019. In 2019-2020 and 2020-2021, it will be 1.8% and 3.2%, respectively.

TABLE H.15

Change in consolidated revenue
(millions of dollars)
	March 2018		March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	2020-2021

Own-source revenue

Own-source revenue excluding revenue from government enterprises	81 591	3 482	85 073	85 936	88 722

% change			5.3	1.0	3.2

Revenue from government enterprises	4 332	741	5 073	4 778	5 067

% change			–0.4	–5.8	6.0

Subtotal	85 923	4 223	90 146	90 714	93 789

% change			4.9	0.6	3.4

Federal transfers	23 674	–263	23 411	24 924	25 600

% change			4.1	6.5	2.7

TOTAL	109 597	3 960	113 557	115 638	119 389

% change			4.8	1.8	3.2

Québec’s
Financial Situation	H-33

2.1.1	Own-source revenue excluding government enterprises

Own-source revenue excluding revenue from government enterprises consists chiefly of tax revenue, which is made up of personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes. How it changes is tied to economic activity in Québec and to changes in the tax systems.

Own-source revenue also includes other revenue sources, that is, duties and permits and miscellaneous revenue, such as interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

Most own-source revenue is intended to fund the delivery of government services and programs. The surplus is dedicated to funding specific activities such as road network maintenance, and to the Generations Fund to reduce the debt.

[ ]	Adjustments for 2018-2019

For fiscal 2018-2019, own-source revenue excluding revenue from government enterprises totals $85.1 billion, representing an increase of 5.3% relative to the revenue observed for fiscal 2017-2018.

—	Compared with the March 2018 forecast, own-source revenue is adjusted upward by $3.5 billion.

TABLE H.16

Change in own-source revenue excluding revenue
from government enterprises
(millions of dollars)
	March 2018		March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	2020-2021

Tax revenue	67 343	2 385	69 728	71 027	73 365

% change			4.9	1.9	3.3

Other revenue	14 248	1 097	15 345	14 909	15 357

% change			6.8	–2.8	3.0

TOTAL	81 591	3 482	85 073	85 936	88 722

% change			5.3	1.0	3.2
Québec’s
H-34	Financial Situation

•	Tax revenue

Revenue from personal income tax is adjusted upward by $705 million compared to the March 2018 forecast.

—

This adjustment is explained by higher-than-expected withholdings at source since the beginning of the fiscal year due to the impact of the growth in wages and salaries, which is 1.1 percentage points higher for 2018.

—	It also reflects the recurrence of the higher level of tax payable for 2017.

TABLE H.17

Change in own-source revenue excluding revenue
from government enterprises
(millions of dollars)
	March 2018			March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	2020-2021

Tax revenue

Personal income tax	30 549	705	31 254	32 498	33 959

% change			5.8	4.0	4.5

Contributions for health services	6 028	385	6 413	6 596	6 768

% change			3.1	2.9	2.6

Corporate taxes	8 028	1 008	9 036	8 516	8 743

% change			11.0	–5.8	2.7

School property tax	1 817	60	1 877	1 553	1 556

% change			–16.3	–17.3	0.2

Consumption taxes	20 921	227	21 148	21 864	22 339

% change			4.0	3.4	2.2

Subtotal	67 343	2 385	69 728	71 027	73 365

% change			4.9	1.9	3.3

Other revenue

Duties and permits	3 797	381	4 178	4 229	4 298

% change			5.4	1.2	1.6

Miscellaneous revenue	10 451	716	11 167	10 680	11 059

% change			7.4	–4.4	3.5

Subtotal	14 248	1 097	15 345	14 909	15 357

% change			6.8	–2.8	3.0

TOTAL	81 591	3 482	85 073	85 936	88 722

% change			5.3	1.0	3.2

Québec’s
Financial Situation	H-35

Contributions for health services are adjusted upward by $385 million for 2018-2019. This adjustment is explained by higher-than-expected withholdings at source since the beginning of the fiscal year, due in particular to the higher-than-anticipated level of wages and salaries in 2018 relative to the March 2018 forecast.

Revenue from corporate taxes is adjusted upward by $1 008 million compared to the March 2018 forecast. This adjustment results essentially from the monitoring of tax revenues which, in keeping with the increase observed at the end of 2017-2018, were higher than anticipated.

—

In fact, since the beginning of the year, many businesses have been paying their quarterly instalments on the basis of their results for 2017, a year in which the growth of the net operating surplus of corporations stood at 11.7%, compared to 3.2% in 2018.

The school property tax is adjusted upward by $60 million in 2018-2019. This adjustment is explained in particular by the higher growth in taxable property values.

Revenue from consumption taxes is adjusted upward by $227 million. This adjustment arises mainly from the Québec sales tax and stems from substantial tax revenues plus the fact that residential investment growth is 3.0 percentage points higher than forecast in 2018.

•	Other revenue

Revenue from duties and permits is adjusted upward by $381 million, reflecting essentially the higher-than-expected revenue collected under Québec's cap-and-trade system for greenhouse gas emission allowances (carbon market).

In addition, miscellaneous revenue is adjusted upward by $716 million owing chiefly to accelerated repayment of the debt, which leads to, in 2018-2019, higher-than-anticipated realized investment income for the Generations Fund.

Québec’s
H-36	Financial Situation

Change in own-source revenue excluding revenue
from government enterprises in 2018-2019

Since the beginning of 2018-2019, own-source revenue excluding revenue from government enterprises has experienced steady growth, reaching 8.3% as at December 31, 2018,1 a rate above that of nominal GDP for 2018 (4.3%) .

This positive trend is due to the results recorded over the same period for the main revenue sources, that is, personal income tax (8.7%), corporate taxes (24.6%) and the Québec sales tax (5.4%) .

–

However, the economic indicators affecting the tax bases of these revenue sources, that is, wages and salaries, the net operating surplus of corporations (corporate profits) and consumer spending, experienced more modest growth in 2018.

Although growth in own-source revenue generally reflects changes in economic activity, this relationship may not apply for a given year owing, in particular, to the fiscal choices made by certain economic agents.

–

For example, in 2018-2019, some businesses paid their quarterly instalments on the basis of their results for 2017, a year in which growth of the net operating surplus of corporations stood at 11.7%. Accordingly, despite more modest growth in their profits, these businesses may have decided not to adjust their remittances in order to receive a refund later on.

(1)

Own-source rev.: own-source revenue excluding revenue from government enterprises; Nom. GDP: nominal GDP; PIT: personal income tax; Wages: wages and salaries; CT: corporate taxes; NOSC: Net operating surplus of corporations; QST: Québec sales tax; Consump: consumption excluding food expenditures and shelter.

1	Growth in own-source revenue of the General Fund excluding revenue from government enterprises is published in the Monthly Report on Financial Transactions at December 31, 2018.

Québec’s
Financial Situation	H-37

[ ]	Outlook for 2019-2020 and 2020-2021

Own-source revenue excluding revenue from government enterprises will grow by 1.0% in 2019-2020 and 3.2% in 2020-2021. This growth reflects essentially the economic activity forecast for those years and the impact of the fiscal measures implemented.

•	Tax revenue

Personal income tax, the government's largest revenue source, will grow by 4.0% in 2019-2020 and 4.5% in 2020-2021, settling at $32.5 billion and $34.0 billion, respectively.

—

This change reflects, in particular, the growth of household income, including wages and salaries, as well as the indexation of the personal income tax system and the progressive nature of the tax system.

—	It also reflects the contribution of pension income to the growth of income subject to tax, particularly income from private pension plans.

—	As well, it takes into account the enhancement of the tax credit for career extension announced in Budget 2019-2020.

Contributions for health services will grow by 2.9% in 2019-2020 and 2.6% in 2020-2021, settling at $6.6 billion and $6.8 billion, respectively.

—	This change reflects the fact that wages and salaries are expected to grow by 3.2% in 2019 and 3.1% in 2020.

—	It also takes into account the impact of the reduction of the Health Services Fund contribution rate for all Québec SMBs, announced in March 2018 and enhanced in August 2018.

Revenue from corporate taxes will decrease by 5.8% in 2019-2020 and increase by 2.7% in 2020-2021, settling at $8.5 billion and $8.7 billion, respectively.

—	This change reflects the projected growth of the net operating surplus of corporations, established at 4.7% in 2019 and 4.3% in 2020.

—

It also reflects the measures implemented in recent years to ease the tax burden, in particular the depreciation measure to incentivize businesses to invest more, announced in the December 2018 Update on Québec's Economic and Financial Situation, the gradual reduction of the tax rate to 4.0% for all SMBs (March 2018 budget) and the gradual reduction of the general corporate income tax rate (March 2015 budget).

Québec’s
H-38	Financial Situation

Revenue from the school property tax will decline by 17.3% in 2019-2020 and increase by 0.2% in 2020-2021. These changes are explained mainly by the impact of the lowering of the tax rates within the context of the projected gradual introduction of a single school tax rate.

Revenue from consumption taxes will grow by 3.4% in 2019-2020 and 2.2% in 2020-2021, reaching $21.9 billion and $22.3 billion, respectively.

—	This growth reflects the change in household consumption excluding food expenditures and shelter, which will be 2.8% in 2019 and 3.0% in 2020.

—	However, the growth will be offset in 2020-2021 by the gradual elimination of restrictions on input tax refunds for large businesses.

•	Other revenue

Revenue from duties and permits will rise by 1.2% in 2019-2020 and 1.6% in 2020-2021.

—	This change is explained primarily by the anticipated growth in revenue from natural resources.

Miscellaneous revenue will show a change of −4.4% in 2019-2020 and 3.5% in 2020-2021.

—

These changes stem mainly from the investment income of the Generations Fund and the anticipated revenue of special funds, non-budget-funded bodies and bodies in the health and social services and education networks.

Québec’s
Financial Situation	H-39

•	Change in line with that of the economy

Growth in own-source revenue excluding revenue from government enterprises generally reflects changes in economic activity and the impact of measures introduced by the government.

This growth will stand at 1.0% in 2019-2020 and then increase to 3.2% in 2020-2021.

—

The growth results, in particular, from various initiatives implemented in recent years, including the reform of the school tax system announced in Budget 2018-2019, the standardization of the school tax rate announced in Budget 2019-2020 and the depreciation measures announced in the December 2018 Update on Québec's Economic and Financial Situation.

—	Had it not been for those measures, own-source revenue growth would stand at 2.9% in 2019-2020, a rate comparable to that of the economy.

Over the forecast period, revenue growth will keep pace with economic growth.

CHART H.2

Québec’s
H-40	Financial Situation

Revenue growth in line with economic growth

Growth in own-source revenue excluding revenue from government enterprises, 2018-2019 to 2022-2023
(millions of dollars)
	2018-	2019-	2020-	2021-	2022-
	2019-	2020-	2021-	2022-	2023-

Own-source revenue	90 146	90 714	93 789	97 034	100 443

% change	4.9	0.6	3.4	3.5	3.5

Less: Government enterprises	5 073	4 778	5 067	5 299	5 777

Change in own-source revenue excluding revenue from government enterprises	85 073	85 936	88 722	91 735	94 666

% change	5.3	1.0	3.2	3.4	3.2

Measures and other factors affecting revenue growth(1)

Budget 2019-2020	—	–314	–380	–377	–374

December 2018 Update on Québec’s Economic and Financial Situation	–44	–448	–357	–372	–365

Recovery measures – August 2018	–108	–83	–48	–21	0

Budget 2018-2019	–805	–1 126	–1 255	–1 292	–1 282

Previous budgets and other(2)	17	–634	–692	–824	–842

Subtotal	–940	–2 605	–2 732	–2 886	–2 863

Own-source revenue excluding revenue from government enterprises before measures	86 013	88 541	91 454	94 621	97 529

% change	5.9	2.9	3.3	3.5	3.1

Growth in nominal GDP	4.2	3.3	3.2	3.0	3.1

Note: Totals may not add due to rounding. Save for some exceptions, the amounts correspond to those published in the budgets and fall updates.
(1)	Main measures affecting consolidated revenue growth.
(2)

This category includes the revenue measures of the budgets and fall updates published from fall 2014 to fall 2017, revenues from the carbon market, the elimination of restrictions on input tax refunds for large businesses and the investment income of the Generations Fund.

Québec’s
Financial Situation	H-41

[ ]	Risks and sensitivity analysis

The revenue forecasts for 2019-2020 and subsequent years include a certain level of risk and uncertainty given that they are based on assumptions concerning future events, such as changes in the economic situation.

—

For example, the forecast for corporate tax revenue is marked by a considerable level of uncertainty owing to a combination of several economic, decision-making and administrative factors, such as the legal framework that enables businesses to make choices regarding taxation, particularly the utilization of deferred losses, the possibility of adjusting quarterly instalment payments and the deadline for filing and processing tax returns, which affects the recognition of corporate taxes.

Revenue monitoring in the coming months is another component of risk and uncertainty that may cause actual results to differ from the forecasts for 2018-2019 and have an impact on the level of revenue in subsequent years.

•	Sensitivity analysis

In general, the nominal GDP forecast is a good indicator of growth in own-source revenue excluding revenue from government enterprises given the direct link between tax bases and nominal GDP.

—	According to an overall sensitivity analysis, a variation of 1 percentage point in nominal GDP has an impact of about $750 million on the government’s own-source revenue.

This sensitivity analysis is based on a revision of each tax base in proportion to the revision of nominal GDP.

—	In reality, a change in economic outlook can have a greater impact on some economic variables, as well as greater repercussions on certain tax bases than on others.

Sensitivity analyses set an average historical relationship between the change in own-source revenue and growth in nominal GDP. Accordingly, they may prove inaccurate for a given year depending on the economic situation and yet not lose their validity.

—	Indeed, for a given year, economic fluctuations may have various impacts on revenue because of changes in the behaviour of economic agents.

—	In these situations, the change in own-source revenue can be greater or lower than the change in nominal GDP.
Québec’s
H-42	Financial Situation

TABLE H.18

Sensitivity of own-source revenue excluding revenue from government enterprises to major economic variables
	Growth forecasts
Variables	for 2019	Impacts for fiscal 2019-2020

Nominal GDP	3.5%	A variation of 1 percentage point changes own-source revenue by roughly $750 million.

Wages and salaries	3.2%	A variation of 1 percentage point changes personal income tax revenue by about $320 million.

Employment insurance	0.1%	A variation of 1 percentage point changes personal income tax revenue by roughly $5 million.

Pension income	6.0%	A variation of 1 percentage point changes personal income tax revenue by about $50 million.

Net operating surplus of corporations	4.7%	A variation of 1 percentage point changes corporate income tax revenue by roughly $45 million.

Consumption excluding food expenditures and rent	2.8%	A variation of 1 percentage point changes QST revenue by about $165 million.

Residential investments	1.9%	A variation of 1 percentage point changes QST revenue by about $30 million.

Québec’s
Financial Situation	H-43

2.1.2	Revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient. Revenue from government enterprises consists of the government’s share in the net results of these enterprises.

[ ]	Adjustments for 2018-2019

For 2018-2019, revenue from government enterprises is adjusted upward by $741 million, to $5.1 billion. This adjustment can be attributed, in particular, to an increase in Hydro-Québec’s results related to the cold weather in recent months and an extraordinary gain tied to the partial disposal of the TM4 subsidiary. In addition, an increase in the results of Loto-Québec stemming mainly from the better-than-anticipated performance of the lottery sector also had a significant impact.

[ ]	Outlook for 2019-2020 and 2020-2021

Revenue from government enterprises will stand at $4.8 billion in 2019-2020, representing a decrease of 5.8%, and at $5.1 billion in 2020-2021, representing an increase of 6.0% .

—	The change in 2019-2020 mainly reflects a decrease in the anticipated results of Hydro-Québec and Loto-Québec due to the absence of the exceptional revenue obtained the previous year.

—

The change in 2020-2021 can be attributed, in particular, to the increase in the anticipated results of Hydro-Québec because of the fact that net electricity exports and demand in Québec are expected to grow.

TABLE H.19

Change in revenue from government enterprises
(millions of dollars)
	March 2018		March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	2020-2021

Hydro-Québec	2 075	500	2 575	2 425	2 725

Loto-Québec	1 236	124	1 360	1 271	1 274

Société des alcools du Québec	1 112	29	1 141	1 159	1 184

Investissement Québec	111	83	194	139	133

Société québécoise du cannabis	—	—	—	20	37

Other(1)	–202	5	–197	–236	–286

TOTAL	4 332	741	5 073	4 778	5 067

% change			–0.4	–5.8	6.0

(1)	Other revenue includes, in particular, the forecast for other government enterprises and the impact of the Electricity Discount Program for Consumers Billed at Rate L.
Québec’s
H-44	Financial Situation

[ ]	Risks and sensitivity analysis

•	Risks

The forecasts for government enterprises depend on the information available when they are made. Updating of information may thus have an impact on forecasts.

It must also be borne in mind that certain variables, such as those concerning weather conditions, are difficult to forecast.

In the case of the Société québécoise du cannabis, which is a new enterprise, the lack of historical data makes it more complicated to establish forecasts.

•	Sensitivity analysis

For Hydro-Québec, a variation of:

—	1.0 US¢/kWh in the price of energy on foreign markets changes its net earnings by over $100 million;

—	1 percentage point in the adjustment of electricity rates charged to Québec consumers by the Régie de l'énergie changes its net earnings by up to $110 million;

—	1 °C in winter temperatures compared to normal temperatures changes its net earnings by over $50 million.

For Loto-Québec, a variation of 1% in sales changes its net earnings by over $10 million.

For the Société des alcools du Québec, a variation of 1% in sales changes its net earnings by more than $15 million.

For Investissement Québec, a variation of 1 percentage point in interest rates changes its net earnings by nearly $10 million.

For the Société québécoise du cannabis, no sensitivity analysis is available at the moment owing to the recent creation of this enterprise and the consequent lack of historical data.

Québec’s
Financial Situation	H-45

2.1.3	Federal transfers

Federal transfer revenues correspond to revenue from the federal government paid to Québec under the Federal-Provincial Fiscal Arrangements Act, plus revenue from other programs arising from bilateral agreements.

These revenues include mainly equalization and revenue from the Canada Health Transfer (CHT) and the Canada Social Transfer (CST).

[ ]	Adjustments for 2018-2019

In 2018-2019, federal transfer revenues stand at $23.4 billion, or $263 million less than forecast in March 2018. This adjustment is explained by lower-than-expected CHT and CST revenues resulting from:

—	the taking into account of the 2016 population census, which has led to a downward adjustment of Québec's demographic weight in Canada;

—	an increase in the value of the special Québec abatement, which is subtracted from these transfers.

TABLE H.20
Change in federal transfer revenues
(millions of dollars)
	March 2018		March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	2020-2021

Equalization	11 732	—	11 732	13 124	13 333

% change			5.9	11.9	1.6

Health transfers	6 431	–125	6 306	6 628	6 852

% change			3.4	5.1	3.4

Transfers for post-secondary education and other social programs	1 659	–62	1 597	1 620	1 645

% change			–3.1	1.4	1.5

Other programs	3 852	–76	3 776	3 552	3 770

% change			3.2	–5.9	6.1

TOTAL	23 674	–263	23 411	24 924	25 600

% change			4.1	6.5	2.7
Québec’s
H-46	Financial Situation

[ ]	Outlook for 2019-2020 and 2020-2021

Federal transfer revenues will increase by 6.5% in 2019-2020 and 2.7% in 2020-2021. The larger increase in 2019-2020 is explained, in particular, by equalization. Thus, the equalization envelope grows, for Canada as a whole, at the same pace as Canada's nominal GDP and, furthermore, an increase was observed in fiscal capacity disparities compared to the average of the ten provinces relative to 2018-2019.

[ ]	Risks and sensitivity analysis

•	Risks

The primary risk associated with the equalization forecast concerns the estimation of the per capita fiscal capacity of each province, given that the federal government does not publish forecasts for equalization payments by province.

In addition, the main risks associated with the forecast for revenue from the CHT and the CST concern the estimation of the value of the special Québec abatement2 and the estimation of the population of the provinces and territories.

•	Sensitivity analysis

The forecast for revenue from equalization, the CHT and the CST is based primarily on the following economic and demographic variables:

—	the growth of Canada's nominal GDP;

—	the growth in wages and salaries used in the forecast for basic federal tax;

—	the growth of the net operating surplus of corporations used in the forecast for taxable corporate income;

—	Québec's share of the population among the provinces as a whole.

Sensitivity analyses may not apply for a given year if special economic conditions arise or changes are made by the federal government to the operation of equalization, the CHT and the CST.

In addition, the sensitivity analysis of equalization revenue is based on an increase of 1 percentage point in the growth of Québec's economic variables, without any impact on that of the other provinces.

________________________
2

Québec’s revenues from the CHT and the CST are reduced by a portion of the value of the special Québec abatement (13.5% of basic federal tax collected in Québec, 62% of which is attributed to the CHT and 38% to the CST).

Québec’s
Financial Situation	H-47

TABLE H.21

Sensitivity of federal transfer revenues to major economic
and demographic variables

Variables	Forecasts for 2019	Impacts for fiscal 2019-2020
Growth of Canada's nominal GDP	4.1%(1)	An increase of 1 percentage point raises equalization revenue by roughly $45 million.

		An increase of 1 percentage point raises CHT revenue by about $30 million.

Growth in wages and salaries in Québec	3.2%	An increase of 1 percentage point reduces equalization revenue(2) by approximately $40 million.

		An increase of 1 percentage point reduces CHT and CST revenues by around $50 million.

Québec's share of the population in Canada	22.6%	An increase of 0.1 percentage point increases equalization revenue(2) by approximately $60 million.

		An increase of 0.1 percentage point raises CHT and CST revenues by approximately $55 million.

Growth of the net operating surplus of corporations in Québec	4.7%	An increase of 1 percentage point reduces equalization revenue(2) by approximately $5 million.

(1)

The growth of 4.1% in Canada’s nominal GDP in 2019 is based on federal calculations for 2019-2020 regarding equalization and the CHT, and it will not be revised. The impacts for 2019-2020 are provided for purposes of illustration.

(2)	Due to the two-year lag in the equalization formula, increased growth in 2019 will have an impact as of 2021-2022. The impact for the years 2019-2020 and 2020-2021 is nil.
Québec’s
H-48	Financial Situation

2.2	Change in expenditure

Consolidated expenditure consists of portfolio expenditures, which are tied to the delivery of public services, and debt service.

Consolidated expenditure stands at $108.0 billion in 2018-2019. This represents a downward adjustment of $742 million relative to March 2018.

—	Portfolio expenditures are adjusted downward by $261 million.

—	In addition, spending on debt service is $481 million lower.

Consolidated expenditure will stand at $113.0 billion in 2019-2020 and $116.6 billion in 2020-2021, up 4.7% and 3.2%, respectively.

TABLE H.22

Change in consolidated expenditure
(millions of dollars)
	March 2018		March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	2020-2021

Portfolio expenditures	99 313	–261	99 052	104 038	107 467

% change			5.1	5.0	3.3

Debt service	9 380	–481	8 899	8 996	9 138

% change			–3.7	1.1	1.6

TOTAL	108 693	–742	107 951	113 034	116 605

% change			4.3	4.7	3.2

Québec’s
Financial Situation	H-49

2.2.1	Portfolio expenditures

To achieve its priorities and carry out its activities, the government sets up programs that are administered by government entities, including departments and bodies. All the entities for which a minister is responsible constitutes a portfolio.

[ ]	Adjustments for 2018-2019

In 2018-2019, portfolio expenditures total $99.1 billion, representing a downward adjustment of $261 million compared with the March 2018 forecasts.

The adjustment is explained by, in particular:

—	the $88-million increase in spending for the Santé et Services sociaux portfolio owing to the increase in home care and support services and the development of social geriatrics;

—

the $337-million decrease in spending for other portfolios, explained essentially by the more-gradual-than expected implement of certain infrastructure projects, in particular for the Société de financement des infrastructures locales du Québec, the Land Transportation Network Fund and the Green Fund.

In addition, spending for the Éducation et Enseignement supérieur portfolio has been adjusted to only a limited extent relative to the March 2018 forecasts.

TABLE H.23

Change in expenditures by departmental portfolio
(millions of dollars)
	March 2018		March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	(1)	2020-2021

Éducation et Enseignement supérieur	23 273	–12	23 261	24 436		25 340

% change			5.0	5.1		3.7

Santé et Services sociaux	43 013	88	43 101	45 433		47 277

% change			4.7	5.4		4.1

Other portfolios(2)	33 027	–337	32 690	34 169		34 850

% change			5.7	4.5		2.0

TOTAL	99 313	–261	99 052	104 038		107 467

% change			5.1	5.0		3.3

Note: Totals may not add due to rounding.

(1)	The breakdown of expenditures in 2019-2020 for all the portfolios is presented in Appendix 1.
(2)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
Québec’s
H-50	Financial Situation

[ ]	Outlook for 2019-2020 and 2020-2021

In 2019-2020 and 2020-2021, portfolio expenditures will total $104.0 billion and $107.5 billion, respectively.

—	Growth in spending for these two fiscal years will reach 5.0% and 3.3%, respectively.

These increases can be attributed, in particular, to investments:

—

in education, for rolling out kindergarten for 4 year-olds, adding an extra hour of extracurricular activities a day in secondary schools, providing Québec with better infrastructure and ensuring more services for students experiencing difficulties;

—	in health, for adding more residential beds for seniors, enhancing home care services and increasing the volume of health services;

—	in other portfolios, for better integrating immigrants, easing the tax burden on families and providing all Quebecers with access to high-speed Internet and a broadband cellular network.

Program and other spending

Portfolio expenditures consist of program spending, that is, departmental expenditures, as well as other spending, namely, entities’ expenditures funded through their own revenue and tax-funded expenditures.

—	Program spending will grow by 5.8% in 2019-2020 and 3.3% in 2020-2021.

Change in portfolio expenditures
(millions of dollars)
	2018-2019	2019-2020	2020-2021	2021-2022
Program spending(1)	76 869	81 351	84 048	87 295

% change	6.1	5.8	3.3	3.9

Other spending(2)	22 183	22 687	23 419	23 350

% change	1.7	2.3	3.2	–0.3

TOTAL	99 052	104 038	107 467	110 645

% change	5.1	5.0	3.3	3.0

(1)	This spending corresponds to departmental expenditures funded mainly through income tax and other general taxes.
(2)	This spending corresponds to entities’ expenditures funded through their own revenue and to tax-funded expenditures.

Québec’s
Financial Situation	H-51

Expenditures by mission

Government expenditures are broken down into five major public service missions. This breakdown of government spending for its primary functions is a stable indicator over time since it is not usually affected by cabinet shuffles. In addition, since it is used as well in the Public Accounts, presenting it in the budget makes it possible to better compare forecasts with actual results.

The public service missions are:

–	Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l'assurance maladie du Québec;

–	Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

–	Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

–	Support for Individuals and Families, which primarily includes last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

–	Administration and Justice, which consists of the activities of legislature, central bodies and public security, as well as administrative programs.

Expenditures by mission
(millions of dollars)
	2018-2019	2019-2020	2020-2021

Health and Social Services	41 978	44 429	46 136

Education and culture	23 706	25 357	26 223

Economy and environment	15 807	15 424	16 320

Support for Individuals and Families	10 200	10 832	10 965

Administration and Justice(1)	7 361	7 996	7 823

TOTAL	99 052	104 038	107 467

% change	5.1	5.0	3.3

(1)	These amounts include the Contingency Fund reserve.
Québec’s
H-52	Financial Situation

[ ]	Risks and sensitivity analysis

•	Risks

Several factors can have an impact on government spending. These factors include, in particular:

—	changes in target clienteles, such as the student population in educational institutions;

—	technological changes, which affect spending, particularly spending in the health sector;

—	changes in the general level of prices, which have different impacts on each of the government's portfolios;

—	the emergence of new needs among Quebecers.

•	Sensitivity analysis

The financial framework's forecasts take into account:

—	budgetary choices, which stem from the prioritization of certain sectors over others in the allocation of spending;

—	economic and demographic variables, which are tied to price factors (inflation) and demographic factors (changes in population).

The following two tables show the sensitivity of portfolio expenditures at the budgetary level as well as in regard to economic and demographic factors.

—	It should be noted that such data constitute indications and that impacts may vary depending on the nature and interaction of risk factors.

•	Budgetary choices

Expenditures may vary according to the choices made by the government in allocating its available budgetary resources. For example, a variation of 1% in the consolidated expenditures of the Santé et Services sociaux portfolio would lead to a variation of about $460 million in the portfolio’s spending.

TABLE H.24

Sensitivity of spending to a variation of 1% by departmental portfolio
(millions of dollars)
Impacts for fiscal 2019-2020
Santé et Services sociaux	460
Éducation et Enseignement supérieur	250
Other portfolios	350
TOTAL	1 060

Québec’s
Financial Situation	H-53

•	Economic and demographic variables

The analysis carried out also makes it possible to estimate the sensitivity of consolidated expenditure before debt service to certain important economic and demographic variables.

•	Prices

Public spending is influenced by the price of services offered by the government. The change in the price of such services is closely tied to the change in the general level of prices in the economy, that is, inflation.

The results show that a variation of 1% in prices would lead to a variation of $400 million, or 0.3 percentage point, in total spending.

•	Population

Spending is affected by changes in total population and by changes in the size of the clientele for certain services.

For example, a variation of 1% in the total population would change total spending by $760 million, that is, 0.7 percentage point.

TABLE H.25

Sensitivity of spending to a variation of 1% in each economic and demographic variable
		Impacts for fiscal 2019-2020

			Percentage
Variables	Expenditures	$million	point

Prices

Inflation	Total spending	400	0.3

Population

Total population	Total spending	760	0.7

	By portfolio

	– Santé et Services sociaux		0.7

	– Éducation et Enseignement supérieur		0.8

	– Other		0.7

0-4 years	Total spending	80	0.1

5-16 years	Total spending	130	0.1

17-24 years	Total spending	130	0.1

65 years and over	Total spending	210	0.2

Québec’s
H-54	Financial Situation

2.2.2	Debt service

Debt service consists of interest on the direct debt and interest on the liability for the retirement plans and other future benefits of public and parapublic sector employees.

Changes in debt service are tied chiefly to debt level, interest rates and the return on the Retirement Plans Sinking Fund (RPSF).

[ ]	Adjustments for 2018-2019

In 2018-2019, debt service amounts to $8.9 billion, that is, $7.5 billion for interest on the direct debt and $1.4 billion for interest on the liability for the retirement plans and other future benefits of public and parapublic sector employees.

Compared with March 2018, debt service is adjusted downward by $481 million in 2018-2019 because of accelerated repayment of the debt from the Generations Fund, lower-than-expected long-term interest rates and a smaller debt.

TABLE H.26

Change in debt service
(millions of dollars)
	March 2018		March 2019
	2018-2019	Adjustments	2018-2019	2019-2020	2020-2021
Interest on the direct debt(1)	7 991	–452	7 539	7 984	8 274

% change			1.0	5.9	3.6

Interest on the liability for the retirement plans and other employee future benefits(2)	1 389	–29	1 360	1 012	864

% change			–23.3	–25.6	–14.6

TOTAL	9 380	–481	8 899	8 996	9 138

% change			–3.7	1.1	1.6

(1)

Interest on the direct debt includes the income of the Sinking Fund for Government Borrowings. This income, which is applied against debt service, consists of interest generated on investments as well as gains and losses on disposal. Given that the revenue forecast for the sinking fund for government borrowings is closely tied to the change in interest rates, it may be adjusted upward or downward.

(2)

This corresponds to the interest on obligations relating to the retirement plans and other employee future benefits of public and parapublic sector employees, minus the investment income of the Retirement Plans Sinking Fund, individual funds and funds for other employee future benefit programs.

Québec’s
Financial Situation	H-55

[ ]	Outlook for 2019-2020 and 2020-2021

Overall, debt service will stand at $9.0 billion in 2019-2020 and $9.1 billion in 2020-2021, representing growth of 1.1% and 1.6%, respectively.

In 2019-2020 and 2020-2021, interest on the direct debt will grow mainly because of the anticipated increase in interest rates and the government's capital investments.

Interest on the liability for the retirement plans and other employee future benefits will decrease due to the fact that the investment income of the RPSF increases every year.

[ ]	Risks and sensitivity analysis

•	Risks

The main risk associated with the debt service forecast is a higher-than-anticipated increase in interest rates or a lower-than-anticipated return on the RPSF.3

The RPSF is an asset that was created for the purpose of paying the retirement benefits of public and parapublic sector employees. It is managed by the Caisse de dépôt et placement du Québec. For the purposes of the gross debt, it is applied against the retirement plans liability. For further details, see Section I.

The income of the RPSF is applied against debt service. Therefore, a lower-than-expected return on the RPSF would lead to an increase in debt service.

•	Sensitivity analysis

A greater-than-anticipated rise in interest rates of 1 percentage point over a full year would increase the interest expenditure by roughly $250 million.

A return of 1 percentage point less than the anticipated return on the RPSF would lead to a $20-million increase in debt service the following year.

A change in the value of the Canadian dollar compared with other currencies would have no impact on debt service because the government's debt has no foreign currency exposure.

_________________________
3	With its investment policy, which is based on a long-term horizon, the RPSF should generate an annual return of 6.35%.
Québec’s
H-56	Financial Situation

3.	STEPS TO ENSURE MORE EFFICIENT AND MORE TRANSPARENT MANAGEMENT OF PUBLIC FINANCES

As soon as it took office last October, the government pledged to manage public finances in an efficient and transparent manner.

This undertaking is a gradual process aimed, in particular, at defining the best way to achieve productivity and efficiency gains.

Budget 2019-2020 is an opportunity to assess the optimization measures identified to date. It is also an opportunity to present other efficiency measures that will provide leeway for improving the delivery of public services.

This subsection presents the following efficiency and transparency measures:

—	improving performance in the delivery of public services;

—	ensuring better budgetary monitoring;

—	strengthening the approval process for the budget forecasts of bodies.

Québec’s
Financial Situation	H-57

[ ]	Improving performance in the delivery of public services

•	Support for process improvement projects

Government departments and bodies must have access to sufficient resources if they are to offer quality services to Quebecers.

Therefore, the government is setting aside sums to help departments and bodies implement process improvement projects. A total of $15 million in 2019-2020, $22 million in 2020-2021 and $30 million in 2021-2022 will fund projects to increase the efficiency of departments and bodies and even generate savings.

—	To that end, additional appropriations will be allocated to the Secrétariat du Conseil du trésor. The amounts for 2019-2020 will be drawn from the Contingency Fund.

More specifically, the projects will aim to:

—	improve processes or support them with information systems in order to ease pressure on staff;

—	provide financial support for public bodies that will serve as testing grounds and technology showcases for Québec’s innovations;

—	create a modern and stimulating environment that will make it easier to recruit staff.

TABLE H.27

Financial impact of the measures for improving performance
in the delivery of public services
(millions of dollars)

	2019-	2020-	2021-	2022-	2023-
	2020-	2021-	2022-	2023-	2024-	Total
Support for process improvement projects	–15.0	–22.0	–30.0	—	—	–67.0
Québec’s
H-58	Financial Situation

Examples of the application of optimization project funding

Online management of driver’s licences, registration and claims at the SAAQ

The Société de l’assurance automobile du Québec (SAAQ) is modernizing its systems to provide online access for obtaining and automatically renewing driver’s licences and registration and to facilitate electronic transmission of documents.

In addition, road accident victims and service providers can now enter directly online the amount of certain fees provided for by insurance coverage and for which a reimbursement is being claimed. Therefore, it is no longer necessary to fill out paper forms and send them to the SAAQ. If a copy of an invoice or a receipt is requested, it can also be transmitted electronically.

Modernization of the justice system

The Ministère de la Justice is modernizing its systems and implementing technology projects to reduce additional costs and delays for citizens and players in the system.

With this new, reliable, secure and effective justice system, it will be possible, in particular, to manage digital court records and hold digital hearings and thereby prevent delays and errors arising from paper handling.

Improvement of Retraite Québec’s client services

Retraite Québec is creating a unified and improved client relations centre by upgrading, in particular, its interactive voice response system adapted to client profiles.

The organization is also harmonizing and streamlining client procedures for the Québec Pension Plan, public sector retirement plans and the family allowance (formerly called child assistance).

These improvements enrich the experience of clients and improve the information transmitted to them.

Québec’s
Financial Situation	H-59

Performance of the public administration

The Public Administration Act has established a results-based management framework that gives priority to the quality of public services, transparency, and the accountability of government departments and bodies to the National Assembly. In accordance with the principles established by this management framework, citizens have a right to expect an effective public administration centred on efficient, transparent and disciplined management that is able to do more for them.

The government’s goal is to optimize the application of this management framework so that it gives greater support to performance. To that end, the Chair of the Conseil du trésor will roll out a performance action plan in the coming years providing for a series of measures grouped according to the following thrusts:

–	increasing the transparency of departments and bodies and monitoring their performance;

–	recognizing the full importance of the strategic planning and accountability reporting process;

–	providing departments and bodies with more effective support in developing their performance.

This plan provides for, in particular, the development of a new indicator for measuring the performance of departments and bodies, as well as the distribution of a public dashboard. It also provides for full recognition of the importance of strategic planning. The period covered by departments’ strategic plans will thus be gradually aligned with the electoral cycle. In addition, the quality of plans will be improved to provide for, in particular, better indicators that take Quebecers’ expectations into account.

The identification and monitoring of key performance indicators (KPI) as part of this work will allow the performance of organizations to be measured over time and in accordance with the desired results. As in other parts of the world, in particular, Scotland and New York City, the public dashboard will enable the public to monitor changes in these indicators with full transparency.

Québec’s
H-60	Financial Situation

•	Managing information technology and procurement

The government is planning to make changes in the management of information technology and procurement. These functions have a direct impact on the government’s ability to provide the quality services that individuals and businesses have a right to expect.

First, the government will adopt a government digital transformation plan. Public bodies will be required, in particular, to disclose actions planned and efforts made in keeping with this plan. These policy directions will be specified when the new digital transformation strategy is announced.

In addition, the activities and resources of the Centre de services partagés du Québec in these areas will be included in the two new bodies. The two bodies thus created, which will be operational starting on January 1, 2020, will be under the responsibility of the Minister responsible for Government Administration and Chair of the Conseil du trésor.

•	Creation of Infrastructures technologiques Québec

The creation of Infrastructures technologiques Québec will provide, in particular, effective and shared technology infrastructure and management systems to support the delivery of quality services, consolidate and develop specialized expertise, help to increase information security, and support more rapid digital transformation of public bodies without overlapping of solutions.

•	Creation of the Centre d’acquisitions gouvernementales

The creation of this body will concentrate within a single entity all the purchases of public bodies in the Administration, the health and social services network, and the education and higher education networks. The pool of procurement experts grouped in this body will support, in particular, public bodies that do not have the necessary specialized resources.

Québec’s
Financial Situation	H-61

[ ]	Ensuring better budgetary monitoring

In 2006, the Québec government began to publish a monthly report on financial transactions. The objective of this report is to regularly monitor the implementation of the annual budget.

—	This report is produced using public sector accounting standards and was examined by the Auditor General of Québec in 2015.

—	Until now, the presentation of financial information has been focused on monitoring General Fund revenue, program spending and the net results of bodies and special funds.

As of 2019-2020, the government will publish the monthly report on a fully consolidated basis to ensure that the information is comparable with that of the budget and the public accounts.

—	The report will thus focus on consolidated revenue by source and consolidated expenditure according to the government’s primary functions.

—	In addition, the fact that it will take into account the actual revenue and expenditure of institutions in the health and social services and education networks will make it even more relevant.

—	The government also plans to conduct more detailed analyses that will improve the report in each quarter on the basis of information received from the various government entities.

Furthermore, with a view to transparency and making the most recent information on the budgetary balance for the current year available on a regular basis, the government has included, in every quarter since fall 2018, a preliminary estimate of the budgetary balance for the current year in the monthly report. In particular:

—	it updated the budget forecasts for 2018-2019 when the December 2018 Update on Québec’s Economic and Financial Situation was released, and is doing so again in the Québec Budget Plan – March 2019.

—	it will present the preliminary results for the fiscal year in June, in the Monthly Report on Financial Transactions at March 31, 2019;

—	it plans to do a first preliminary update of the budgetary balance for 2019-2020 when the Monthly Report on Financial Transactions at June 30, 2019 is published.
Québec’s
H-62	Financial Situation

[ ]	Strengthening the approval process for the budget forecasts of bodies

Various budgetary structures have been put in place to ensure a link between the revenues collected by the government and the funding of public services. This financial organization results primarily from government choices regarding governance and the delivery of services.

Approval of annual budgets differs according to the type of structure. For example, the appropriations of departments are generally voted annually for each program by the National Assembly, while the budgets of the special funds are voted globally for each entity.

In addition, approval of budget forecasts differs among the various public bodies. The legislative provisions governing approval provide for different procedures.

Lastly, current budget planning rules and practices lead to certain discrepancies between government policy directions and their implementation by bodies.

—	In particular, there is a delay in the government's approval of the spending forecasts of certain bodies. In other cases, such approval is not provided for in the legislation.

Adoption of bodies' spending forecasts before budgets are prepared would, in particular, ensure consistency for the purpose of taking government policy directions into account.

To bolster synchronization between the government's budget planning and that of public bodies prior to budget approval, in keeping with government policy directions, the government will amend the rules for adopting the budgets of these bodies based on best practices.

These changes, which will require the adoption of legislative amendments, are based on the following principles:

—	consistency of processes within bodies and the government;

—	easing of controls and the budget adoption process.

These changes will allow for better integration of the government budget preparation process, in keeping with the principles of governance of public bodies.

Québec’s
Financial Situation	H-63

Approval process for the budget forecasts of bodies

1.

First, the Minister of Finance and the Chair of the Conseil du trésor (central bodies) jointly propose to the Conseil du trésor common fiscal policy directions or ones that are specific to each non-budget-funded body (bodies1 ). Once these policy directions have been approved, they are transmitted to the ministers responsible for the bodies.

•	These policy directions may concern, in particular, the bodies' revenue, expenditure and accumulated surplus or deficits.

2.

Each minister then transmits the policy directions to the bodies for which he or she is responsible and encloses, if necessary, directives concerning, in particular, the transmission and format of the annual budget.

3.

On the basis of the policy directions and directives received, the bodies adopt an annual budget and budget forecasts and transmit them to the minister responsible. The minister then submits the budget forecasts to the Chair of the Conseil du trésor and the Minister of Finance.

4.

Afterwards, the Chair of the Conseil du trésor and the Minister of Finance submit the budget forecasts to the Conseil du trésor for approval, along with, where applicable, changes they deem appropriate in light of the budgetary and financial policies proposed by the Minister of Finance. The approved forecasts are then submitted to the government.

5.

Lastly, after the Expenditure Budget is tabled, the changes, if any, are transmitted to the ministers responsible, who inform the bodies concerned. The bodies then modify the annual budget, if necessary, and transmit it to the minister responsible.

•	It is up to the ministers to ensure that the bodies for which they are responsible respect their annual budget and multi-year forecasts.

1	This change does not apply to non-budget-funded bodies whose forecasts are included in the budgets of special funds.
Québec’s
H-64	Financial Situation

4.	QUÉBEC’S REQUESTS REGARDING FEDERAL TRANSFERS

4.1	For an increase in the federal contribution to health and social programs

The federal government contributes to the provinces’ spending in health, post-secondary education and other social programs through the Canada Health Transfer (CHT) and the Canada Social Transfer (CST).

Québec is asking that both of these transfers be increased to give the provinces the means they need to fully assume their responsibilities.

[ ]	The CHT must correspond to 25% of provincial spending on health

From 2006-2007 to 2016-2017, the CHT grew by 6% per year. As a result of this indexation, the federal contribution to provincial health spending was raised. In 2016-2017, it stood at 22.6% .

However, since 2017-2018, the increase in the CHT has been limited to the increase in Canada’s nominal GDP (subject to a floor of 3%).

—	This decision by the federal government to no longer index the CHT by 6% per year leads to a cumulative shortfall for Québec of $13.7 billion over 10 years, that is, from 2017-2018 to 2026-2027.

This increase in the CHT is insufficient considering, among other things, the aging of the population, which is putting more pressure on health spending.

Québec’s
Financial Situation	H-65

According to the Conference Board of Canada,4 provincial health spending from 2017-2018 to 2026-2027 will increase by 5.1% per year on average compared to 3.7% for the CHT.

This means that the federal contribution will decline. In 2026-2027, it is expected to represent only 19.6% of provincial health spending, a record low since the September 2004 federal–provincial–territorial agreement on health.

_______________________
[4]	CONFERENCE BOARD OF CANADA, Meeting the Care Needs of Canada’s Aging Population,[Outlook], July 2018.
Québec’s
H-66	Financial Situation

Québec is asking that the CHT envelope be increased gradually to 25% of provincial health spending as of 2021-2022 and that the federal contribution be kept at that level thereafter.

—

This federal contribution representing 25% of provincial health spending would be achieved by 2021-2022 through an additional pan-Canadian injection of $7.3 billion under the CHT over three years, including $1.9 billion in 2019-2020.

—	Subsequently, this share would be maintained by indexing the CHT envelope by 5.1%, the annual growth rate of provincial health spending estimated by the Conference Board of Canada.

—	In accordance with this proposal, the CHT envelope would reach $65.6 billion in 2026-2027, providing additional pan-Canadian funding of $14.1 billion or $350 per capita.[5]

CHART H.5

Note: The current envelope excludes targeted funds. If these funds are included, an additional pan-Canadian injection of $12.9 billion would be needed in 2026-2027.
Sources: Conference Board of Canada, Department of Finance Canada and Ministère des Finances du Québec.
________________________________________
[5]	Québec’s CHT revenue would increase by $433 million in 2019-2020. This additional funding would increase to $3.1 billion in 2026-2027.

Québec’s
Financial Situation	H-67

[ ]	Raising the CST to its 1994-1995 level

Colleges and universities play an important role in training and scientific research. For the Québec government, higher education also provides leverage for creating wealth.

The federal government contributes to the provinces’ spending in post-secondary education and other social programs through the CST.

The CST, which increases by 3% per year, stands at $14.2 billion for Canada as a whole in 2018-2019. After inflation, this is less than the level observed in 1994-1995, prior to the substantial reductions in federal funding in the mid-1990s.

Québec is asking the federal government for an increase in the CST envelope to the 1994-1995 level, after inflation. Québec is proposing that this gap be narrowed gradually between now and 2026-2027.

—	This gradual narrowing of the gap would involve an additional increase of $305 million in the CST envelope in 2019-2020 and would reach $3.2 billion in 2026-2027.[6]

CHART H.6

______________________________

[6]	Prorated on the basis of population, this increase would represent for Québec $69 million ($8 per capita) in 2019-2020. Thereafter, it would increase to $706 million ($80 per capita) in 2026-2027.
Québec’s
H-68	Financial Situation

The role of equalization

The provinces do not all have the same fiscal capacity, that is, they do not all have the same capacity to generate revenue.

The objective of equalization is to enable the provinces to “have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.”1

This tax fairness is important. It means that Canadians have access to reasonably comparable levels of public services at reasonably comparable levels of taxation wherever they live.

For Québec, equalization must be based on principles. For example, the standard of comparison must correspond to the average of the ten provinces.

Provinces whose fiscal capacity, in dollars per capita, is below the average of the ten provinces receive equalization payments. They therefore have, after equalization, a fiscal capacity equivalent to the average of the ten provinces so that they can provide public services.2

In 2019-2020, Québec will have the highest per capita fiscal capacity of the provinces that receive equalization, that is, $7 726. Therefore, on a per capita basis, Québec is the recipient province that receives the lowest equalization payments.

The equalization program is funded by the federal government from the revenues it collects from taxpayers in each province, including those of Québec. Non-recipient provinces do not pay anything to recipient provinces.

Note:	Equalization payments for 2019-2020 are based on data for the years 2015-2016 to 2017-2018. The data take into account 50% of revenues from natural resources.
Source: Department of Finance Canada.

1	Constitution Act, 1982, Subsection 36 (2).
2	The provinces’ fiscal capacity is assessed using five tax bases (personal income tax, corporate income tax, consumption taxes, property taxes and natural resources).

Québec’s
Financial Situation	H-69

4.2	Fair treatment of Hydro-Québec dividends

In November 2008, the federal government changed the equalization program by transferring dividends paid to the Ontario government by Hydro One, a corporation that transports and distributes electricity, from the natural resource base to the corporate income tax base.

However, this decision by the federal government was unfair because the dividends from activities in transporting and distributing electricity paid to the Québec government by Hydro-Québec (28.7% of the dividends in 2018) are still included in the natural resource base.

In 2018, the federal government renewed the equalization program until 2023-2024 without making the change requested by Québec. Québec estimates the annual shortfall at roughly $200 million.

Québec’s
H-70	Financial Situation

APPENDIX 1:	CONSOLIDATED EXPENDITURE BY DEPARTMENTAL PORTFOLIO

TABLE H.28

Consolidated expenditure by portfolio, 2019-2020
(millions of dollars)
		Contingency
	Program	Fund	Other
	spending(1)	measures	spending(2)	Total	% change
Affaires municipales et Habitation	2 087	62	820	2 969	–4.0
Agriculture, Pêcheries et Alimentation	969	5	156	1 130	16.3
Assemblée nationale	137	—	—	137	–0.4
Conseil du trésor et Administration gouvernementale	1 536	–339	1 392	2 588	–5.8
Conseil exécutif	468	11	1	480	2.8
Culture et Communications	772	38	510	1 320	5.8
Économie et Innovation	1 093	105	1 482	2 680	5.0
Éducation et Enseignement supérieur	20 897	—	3 539	24 436	5.1
Énergie et Ressources naturelles	88	12	530	629	–1.1
Environnement et Lutte contre les changements climatiques	205	11	1 388	1 605	51.7
Famille	2 787	1	3 414	6 202	7.2
Finances	200	2	2 748	2 950	5.8
Forêts, Faune et Parcs	526	20	461	1 007	–1.8
Immigration, Diversité et Inclusion	482	—	3	485	168.0
Justice	1 043	10	184	1 237	4.5
Personnes désignées par l’Assemblée nationale	106	—	—	106	–43.4
Relations internationales et Francophonie	112	2	6	120	1.7
Santé et Services sociaux	40 824	—	4 609	45 433	5.4
Sécurité publique	1 629	29	484	2 142	–5.6
Tourisme	158	1	181	341	–7.8
Transports	763	—	4 187	4 950	–7.3
Travail, Emploi et Solidarité sociale	4 468	30	745	5 243	2.9
Inter-portfolio eliminations(3)	—	—	–4 152	–4 152	n/a
Subtotal	81 351	—	22 687	104 038	5.0
Debt service	6 589	—	2 407	8 996	1.1
TOTAL	87 940	—	25 094	113 034	4.7

Note: Totals may not add due to rounding.

(1)	This spending corresponds to departmental expenditures and is funded mainly through income taxes and general taxes.
(2)	This spending corresponds to entities’ expenditures funded through their own revenue and to tax-funded expenditures
(3)	Inter-portfolio eliminations result mainly from the elimination of reciprocal transactions between entities in different portfolios.

Québec’s
Financial Situation	H-71

TABLE H.29

Consolidated expenditure by portfolio, 2019-2020
(millions of dollars)
	Consolidated Revenue Fund

			Specified
	General	Special	purpose	Tax-funded
	Fund(1)	funds	accounts	expenditures
Affaires municipales et Habitation	2 149	124	121	1
Agriculture, Pêcheries et Alimentation	974	—	110	—
Assemblée nationale	137	—	—	—
Conseil du trésor et Administration gouvernementale	1 196	—	—	—
Conseil exécutif	480	—	—	—
Culture et Communications	810	28	9	390
Économie et Innovation	1 198	292	37	1 315
Éducation et Enseignement supérieur	20 897	109	45	148
Énergie et Ressources naturelles	99	159	1	95
Environnement et Lutte contre les changements climatiques	217	1 323	3	14
Famille	2 788	2 575	—	3 406
Finances	202	1 125	496	764
Forêts, Faune et Parcs	546	535	12	15
Immigration, Diversité et Inclusion	482	—	3	—
Justice	1 053	150	1	—
Personnes désignées par l’Assemblée nationale	106	—	—	—
Relations internationales et Francophonie	114	—	—
Santé et Services sociaux	40 824	290	142	870
Sécurité publique	1 658	706	101	—
Tourisme	160	208	—	—
Transports	763	3 914	—	4
Travail, Emploi et Solidarité sociale	4 498	1 420	6	487
Inter-portfolio eliminations(2)	—	—	—	—
Subtotal	81 351	12 955	1 087	7 509
Debt service	6 589	2 669	—	—
TOTAL	87 940	15 624	1 087	7 509

Note: Totals may not add due to rounding.

(1)	The amounts include the Contingency Fund measures.
(2)

Consolidation adjustments resulting mainly from the elimination of reciprocal transactions between entities in the same portfolio (intra-portfolio eliminations) or different portfolios (inter-portfolio eliminations).

Québec’s
H-72	Financial Situation

	Bodies in the
	health and social
	services and
Non-budget-	education	Intra-portfolio	Inter-portfolio
funded bodies	networks	elimination(2)	eliminations(2)	TOTAL
1 328	—	–754	—	2 969
535	—	–488	—	1 130
—	—	—	—	137

1 428	—	–36	—	2 588
3	—	–2	—	480
532	—	–449	—	1 320
315	—	–477	—	2 680
42	18 271	–15 075	—	24 436
303	—	–27	—	629

53	—	–4	—	1 605
—	—	–2 567	—	6 202
1 860	—	–1 497	—	2 950
162	—	–262	—	1 007
—	—	—	—	485
229	—	–196	—	1 237

—	—	—	—	106
9	—	–3	—	120
17 824	28 363	–42 879	—	45 433
63	—	–387	—	2 142
141	—	–167	—	341
445	—	–175	—	4 950
28	—	–1 196	—	5 243
—	—	—	–4 152	–4 152
25 298	46 634	–66 644	–4 152	104 038
592	1 111	–9	–1 956	8 996
25 890	47 745	–66 653	–6 108	113 034

Québec’s
Financial Situation	H-73

APPENDIX 2:	ADDITIONAL TABLES

Digital distribution of content is part of the department’s broader objective of improving the messages addressed to Quebecers by fostering the use of documents in electronic format that can be consulted with a smartphone, a tablet or a computer.

The Ministère des Finances is thus embarking on the shift to digital documents by distributing certain additional budgetary information exclusively on the budget website.

This information includes, in particular, the following details on Québec’s financial situation:

—	Québec’s Budgetary Statistics, which present, in particular, the government’s revenue and expenditure on a historical basis;

—	Québec by the Numbers, which presents budgetary information in the form of interactive tables and charts;

—

various financial data according to the government’s financial organization, such as the General Fund, special funds, non-budget-funded bodies and bodies in the health and social services and education networks;

—	allocations of revenue from consumption taxes;

—	entities included in the government reporting entity, classified by portfolio;

—	the government’s net financial surpluses or requirements.

The additional tables are now available on the website of the Ministère des Finances.
To consult them, visit the Budget 2019-2020 documents page at:
www.budget.finances.gouv.qc.ca/budget/2019-2020/en/index.asp

Québec’s
Financial Situation	H-75